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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of September 2003
                            _______________________

                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               [X]         Form 20-F         [ ]     Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                     [ ]      Yes               [X]      No

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
     82-______________


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         American-Israeli Paper Mills Ltd. (the "Registrant") announced today that the following five persons have recently joined the Registrant's Board of
Directors: Messrs. Zvi Livnat, Nochi Dankner, Isaac Manor, Oren Lider and Avi Yechezkel.

         As described in the Registrant's annual report on Form 20-F for the year ended December 31, 2002, Messrs. Nochi Dankner, Zvi Livnat and Isaac Manor may be deemed to constitute a group in control of the Registrant by virtue of their beneficial ownership (through private companies and together with other members of their families) of 51.7% of the issued and outstanding capital stock of IDB Holding Corporation Ltd. (IDBH). IDBH is the parent of IDB Development Corporation Ltd., which in turn is the parent of Clal Industries and Investments Ltd. and Discount Investment Corporation Ltd. ("DIC"), which together hold a majority of the issued and outstanding capital stock of the Registrant .

         Mr. Oren Lider is an officer of DIC.


                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  AMERICAN ISRAELI PAPER MILLS LTD.
                                  (Registrant)


                                  By: /s/ Lea Katz
                                      ------------------------------------------
                                      Name:  Lea Katz
                                      Title: Corporate Secretary

Dated:  September 25, 2003.